FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2007

Commission File Number

TOP TANKERS INC.
(Translation of registrant’s name into English)

1 VAS. SOFIAS & MEG. ALEXANDROU STREET
MAROUSSI
ATHENS 151 24
GREECE
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [   ]   No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 1 is the press release issued by Top Tankers Inc. (the “Company”) announcing the Company’s operating results for the third quarter and the nine-month period of 2007.
.

                                                       Exhibit 1

TOP TANKERS REPORTS THIRD QUARTER AND THE NINE-MONTH PERIOD OF 2007 FINANCIAL RESULTS

ATHENS, GREECE (November 8, 2007)  TOP Tankers Inc (NasdaqGS:TOPT) today announced its operating results for the third quarter and the nine-month period of 2007.

For the three months ended September 30, 2007, the Company reported net loss of $18,373,000, or $0.50 per share, compared with net loss of $11,394,000, or $0.35 per share, for the third quarter of 2006. The weighted average numbers of basic shares used in the computations were 36,668,436 and 32,163,137 for the third quarter of 2007 and 2006, respectively. For the three months ended September 30, 2007, operating loss was $11,696,000, compared with operating loss of $2,485,000 for the third quarter of 2006. Voyage revenues for the third quarter of 2007 were $51,193,000, compared to $70,646,000 recorded in the third quarter of 2006.

For the nine months ended September 30, 2007, the Company reported net loss of $11,637,000, or $0.34 per share, compared with net income of $11,929,000, or $0.37 per share, for the nine months ended September 30, 2006. The weighted average numbers of basic shares used in the computations were 33,841,655 and 29,964,597 for the nine months ended September 30, 2007 and 2006, respectively. For the nine months ended September 30, 2007, operating loss was $3,136,000, compared with operating income of $33,845,000 for the nine months ended September 30, 2006. Voyage revenues for the nine months ended September 30, 2007 were $200,470,000, compared to $242,249,000 recorded in the nine months ended September 30, 2006.

Evangelos J. Pistiolis, President and Chief Executive Officer of TOP Tankers Inc, said, “We believe that our expansion into the drybulk sector is a major strategic initiative for TOPT, and one that should enable TOPT to compete more effectively in the global shipping community.  Since the initial announcements of our dry bulker acquisitions, the Baltic Dry Index has been increasing to historic highs.  This has generated a significant premium to our investment, well before we take delivery of the vessels.  Based on the performance of the Baltic Dry Index, we chose to diversify into the drybulk trade at a very favorable time.    We think that the drybulk business will offset any weakness that may occur on the tanker side, and that the overall mix will better position the company.”

He continued, “We will be taking delivery on our first dry bulker as early as next week, and we expect the remaining dry bulkers that we have agreed to purchase to follow on schedule.  We are excited that we will now be one of the few public shipping companies to offer a multi-sector presence in the global arena.”

Pistiolis said that the market climate for the crude-oil sector of the Company’s business has been difficult during the third quarter of 2007. The prolonged warm weather in most parts of Europe and the United States, together with the higher than anticipated fuel-oil inventories at the beginning of the period and the constant rise of oil prices, led to a softer demand for crude oil.

Pistiolis continued, “While no one can anticipate the market, we are optimistic for the upcoming winter period and 2008 in general, since demand and supply fundamentals appear favorable. For 2008, the International Energy Agency is forecasting global oil demand to increase by approximately 2.4 percent, while the orderbook in the Suezmax fleet, which is our core crude segment, is one of the lowest across the shipping industry.”

Pistiolis added, “We are close to completing our extensive upgrading of our fleet, which we expect will further increase its trading capacity and reduce off-hire days and maintenance costs. In addition, we have undertaken the day to day technical management of the majority of our fleet in order to further increase the quality of management services and control our costs.”

The Company announced that it has proposed to change its name to “TOP SHIPS INC.” to reflect its participation in various segments of the shipping industry. The date for the Special Meeting of the Shareholders to vote on this name change has been scheduled for December 13, 2007.

The Company also said that it has decided to change its accounting policy for drydocking from the deferral method, under which it amortized drydocking costs over the estimated period between drydockings, to the direct expense method, under which it will expense all drydocking costs as incurred. The Company believes that the direct expense method is preferable as it eliminates the significant amount of time and subjectivity involved to determine which costs and activities related to drydocking qualify for capitalization.

The following key indicators serve to highlight changes in the financial performance of the Company’s fleet during the third quarters of 2006 and 2007 and the nine month periods ended September 30, 2006 and 2007:

	Suezmax Fleet
	Three Months Ended September 30,			Nine Months Ended September 30,
(In U.S. Dollars unless otherwise stated)	2006	2007	Change	2006	2007		Change
Total available ship days	1,196	1,104	-7.7%	3,549	3,396		-4.3%
Total operating days	854	856	0.2%	2,858	2,956		3.4%
Utilization	71.4%	77.5%	8.6%	80.5%	87.0%		8.1%
TCE[1] per ship per day under spot voyage charter	39,378	17,983	-54.3%	48,258	34,585		-28.3%
TCE per ship per day under time charter	38,387	35,263	-8.1%	36,634	35,405		-3.4%
Average TCE	38,998	25,815	-33.8%	43,731	34,894		-20.2%
Other vessel operating expenses per ship per day	7,637	9,417	23.3%	7,569	8,663	*	14.4%

	Handymax Fleet
	Three Months Ended September 30,			Nine Months Ended September 30,
(In U.S. Dollars unless otherwise stated)	2006	2007	Change	2006	2007	Change
Total available ship days	1,288	883	-31.4%	3,822	2,874	-24.8%
Total operating days	1,213	762	-37.2%	3,680	2,606	-29.2%
Utilization	94.2%	86.3%	-8.4%	96.3%	90.7%	-5.8%
TCE per ship per day under spot voyage charter	-	-	-	-	-	-
TCE per ship per day under time charter	20,633	18,706	-9.3%	20,351	20,276	-0.4%
Average TCE	20,633	18,706	-9.3%	20,351	20,276	-0.4%
Other vessel operating expenses per ship per day	6,290	7,524	19.6%	5,840	6,733	15.3%

	Total Fleet
	Three Months Ended September 30,			Nine Months Ended September 30,
(In U.S. Dollars unless otherwise stated)	2006	2007	Change	2006	2007		Change
Total available ship days	2,484	1,987	-20.0%	7,371	6,270		-14.9%
Total operating days	2,067	1,618	-21.7%	6,538	5,562		-14.9%
Utilization	83.2%	81.4%	-2.1%	88.7%	88.7%		0.0%
TCE per ship per day under spot voyage charter	39,378	17,983	-54.3%	48,258	34,585		-28.3%
TCE per ship per day under time charter	24,412	24,292	-0.5%	24,132	24,803		2.8%
Average TCE	28,221	22,467	-20.4%	30,571	28,045		-8.3%
Other vessel operating expenses per ship per day	6,939	8,587	23.8%	6,673	7,782	*	16.6%
General and administrative expenses per ship per day**	2,390	2,839	18.8%	2,459	2,620		6.5%

* The daily Other vessel operating expenses for the Suezmax Fleet and Total Fleet include approximately $124 and $67, respectively for the ballast tank cleaning process of the M/T Faultless, that are not expected to be covered by the insurance underwriters.

** The daily General and Administrative expenses include approximately $705 and $249 for the three-month period and $834 and $201 for the nine-month period ended September 30, 2006 and 2007, respectively, of non-cash restricted stock expense, general compensation provision, specific legal fees and depreciation for other fixed assets.

1 Consistent with general practice in the tanker shipping industry, time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing net voyage revenue by voyage days for the relevant time period. Net voyage revenues are voyage revenues minus voyage expenses. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions.

Fleet Report:

As of September 30, 2007, the Company’s fleet consisted of 20 vessels, or 2.2 million dwt (including 11 vessels sold and leased back for a period of five to seven years) as compared to 27 vessels, or 2.6 million dwt on September 30, 2006.

In April 2007, the Company sold the Suezmax tanker M/T Errorless for $52.5 million, resulting in a gain of approximately $2.0 million, which was recognized in the second quarter of 2007. The vessel was delivered to its new owners on April 30, 2007.

In April and July 2007, the Handymax tankers M/T Invincible, M/T Victorious and M/T Restless, which the Company was leasing under the 2005 sales and leaseback transaction, were sold by their owners to third parties. Following these sales, the Company terminated the bareboat agreements for these vessels. The termination of the bareboat charters became effective upon the vessels’ delivery to their new owners, on July 11, 2007, August 27, 2007 and September 17, 2007, respectively. The unamortized deferred gain as of that date of $8.0 million was recorded in full in the third quarter of 2007.

In May 2007, the Company re-acquired four Suezmax tankers previously sold under the sale and lease-back transaction and terminated their respective operating leases. The four Suezmax tankers are Limitless ( 136,055 dwt built 1993), Endless ( 135,915 dwt built 1992), Noiseless (149,554 dwt built 1992) and Stainless (149,599 dwt built 1992). The re-acquisition price was $208.0 million and was financed by secured bank debt of $147.5 million, the early redemption of the seller’s credit of $20.6 million and by existing cash balances. The purpose of the repurchase was to improve the daily breakeven rates of our Suezmax fleet and to increase the Company’s owned fleet from five to nine vessels.

In May 2007, the Company agreed to re-acquire four Suezmax tankers that it sold in 2006 in a sale and lease-back transaction, and to terminate the respective bareboat charters. The four Suezmax tankers were the M/T Limitless (136,055 dwt built 1993), M/T Endless (135,915 dwt built 1992), M/T Noiseless (dwt 149,554 dwt built 1992) and the M/T Stainless (dwt 149,599 dwt built 1992). The re-acquisition price was $208.0 million and was financed by bank debt, by the early redemption of the seller’s credit associated with the 2006 sales and lease back transactions and by existing cash balances. The vessels were delivered in May 2007.

In July 2007, the Company entered into agreements to acquire three drybulk vessels from unrelated third parties as follows: (i) a 2002 built super Handymax, or Supramax, vessel of 51,200 dwt, built in China, which will be chartered back to the sellers for a period of 18 months at a daily net rate of $25,650 on a bareboat basis; (ii) a 1995 built panamax vessel of 73,506 dwt, built in South Korea, which will be time-chartered for a period of 24-26 months at a daily net rate of $29,700; and (iii) a 2000 built Handymax vessel of 45,526 dwt, built in Philippines, which will be time-chartered for a period of 14-16 months at a daily net rate of $22,000. The vessels are scheduled to be delivered between November 2007 and January 2008. The aggregate purchase price of the vessels is $148.1 million, of which we paid a deposit totalling in aggregate $14.7 million. We intend to finance the acquisition through new loan facilities, working capital, and the proceeds from future capital raisings.

In August 2007, we entered into agreements to acquire another three drybulk vessels from unrelated third parties as follows: i) one 2001 built panamax vessel of 75,928 dwt, built in Japan, ii) one 2000 built panamax vessel of 75,933 dwt, built in Japan and iii) one 2000 built panamax vessel of 75,681 dwt, built in Japan. The vessels are scheduled to be delivered between November 2007 and March 2008 and to enter into spot market trading. The aggregate purchase price of the vessels is $222.0 million, of which we paid a deposit totalling in aggregate $22.2 million. We intend to finance the acquisition through new loan facilities, working capital, and the proceeds from future capital raisings.

Fleet Deployment:

During the first nine months of 2007, the Company had approximately 67% of the fleet’s operating days on long-term employment contracts. As of September 30, 2007, ten of the Company’s 20 tankers were on time charter contracts with an average term of over three years with all but four of the time charters including profit sharing agreements.

The Company has secured approximately 63% of the estimated operating days for its tanker and dry bulk fleet for 2008 under time charter contracts.

Suezmax Fleet:

During the third quarter of 2007, seven of the Company’s Suezmax tankers operated in the spot market, earning on average $17,983 per vessel per day on a time charter equivalent (TCE) basis.

During the third quarter of 2007, five of the Company’s Suezmax tankers operated under time charter contracts, earning on average $35,263 per vessel per day on a time charter equivalent (TCE) basis.

Handymax Fleet:

All of the Company’s Handymax tankers operate under long term employment agreements that provide for a base rate and additional profit-sharing.

During the third quarter of 2007, including the profit-sharing allocated to the Company the Handymax fleet earned on average $18,706 per vessel per day on a time charter equivalent (TCE) basis.

The following table presents the Company’s current fleet list and employment:

	Dwt	Year Built	Charter Type	Expiry	Daily Base Rate	Profit Sharing Above Base Rate (2007)	Daily Charter Hire Expense
112 Suezmax Tankers
TimelessC	154,970	1991	Spot				$25,000
FlawlessC	154,970	1991	Spot				$25,000
StoplessC	154,970	1991	Time Charter	Q3/2008	$35,000	50% thereafter	$25,000
PricelessC	154,970	1991	Spot				$25,000
FaultlessD	154,970	1992	Spot				$23,450
NoiselessF	149,554	1992	Time Charter	Q2/2010	$36,000 [1]	None
StainlessF	149,599	1992	Time Charter	Q3/2008 A	$44,500	None
EndlessF	135,915	1992	Time Charter	Q4/2008 E	$36,500	None
LimitlessF	136,055	1993	Spot
StormlessF	150,038	1993	Time Charter	Q4/2009	$36,900	None
Ellen PF.	146,286	1996	Spot
EdgelessF	147,048	1994	Spot

8 Handymax Tankers
SovereignB	47,084	1992	Time Charter	Q3/2009	$14,000	50% thereafter	$11,600
RelentlessB	47,084	1992	Time Charter	Q3/2009	$14,000	50% thereafter	$11,500
VanguardC	47,084	1992	Time Charter	Q1/2010	$15,250	50% thereafter	$13,200
SpotlessC	47,094	1991	Time Charter	Q1/2010	$15,250	50% thereafter	$13,200
DoubtlessC	47,076	1991	Time Charter	Q1/2010	$15,250	50% thereafter	$13,200
FaithfulC	45,720	1992	Time Charter	Q2/2010	$14,500	100% first $500 + 50% thereafter	$13,200
DauntlessF	46,168	1999	Time Charter	Q1/2010	$16,250	100% first $1,000 + 50% thereafter
Ioannis PF.	46,346	2003	Time Charter	Q4/2010	$18,000	100% first $1,000 + 50% thereafter

Total Tanker dwt	2,163,001

A. Charterers have option to extend contract for an additional one-year period
B. Vessels sold and leased back in August and September 2005 for a period of 7 years
C. Vessels sold and leased back in March 2006 for a period of 5 years
D. Vessel sold and leased back in April 2006 for a period of 7 years
E. Charterers have option to extend contract for an additional four-year period
F. Owned vessels

1. Base rate will change to $35,000 in Q2 2008 until expiration.

The following table presents information about the drybulk vessels, which are scheduled to be delivered to us between November 2007 and March 2008:

	Dwt	Year Built	Charter Type	Expiry	Net Daily Base Rate	Profit Sharing Above Base Rate (2007)
Drybulk Vessel #1	51,200	2002	Bareboat Charter	May 1st or June 30th 2009, at charterer's option	$25,650	None

Drybulk Vessel #2	73,506	1995	Time Charter	24-26 months from delivery, at charterer's option	$29,700	None

Drybulk Vessel #3	45,526	2000	Time Charter	14-16 months at charterer's option	$22,000	None

Drybulk Vessel #4	75,928	2001	Spot

Drybulk Vessel #5	75,933	2000	Spot

Drybulk Vessel #6	75,681	2000	Spot

Total Drybulk dwt	397,774

Liquidity and Capital Resources

As of September 30, 2007, TOP Tankers had total indebtedness under senior secured credit facilities of $338.6 million with its lenders, the Royal Bank of Scotland (“RBS”), HSH Nordbank (“HSH”), and DVB Bank (“DVB”) maturing in 2015, 2013 and 2012 respectively.

As of September 30, 2007, the Company has three interest rate swap agreements with RBS for the amounts of $30.1 million, $10.0 million and $10.0 million for a period of four, seven and seven years, respectively. Under these agreements the interest rate is fixed at an effective annual rate of 4.66% (in addition to the applicable margin), 4.23% and 4.11%, respectively. The Company also has one interest rate swap agreement with HSH for the amount of $38.3 million for a period of five years, at a fixed interest rate of 4.80% in addition to the applicable margin. In addition, the Company has two interest rate swap agreements with Deutsche Bank and Egnatia Bank for the amounts of $50.0 million and $10.0 million for a period of seven and seven years, respectively. Under these agreements the interest rate is fixed at an effective annual rate of 4.45% and 4.76%, respectively. The above swaps of $10.0 million, $10.0 million, $50.0 million and $10.0 million, include steepening terms based on the 2 and 10 year swap difference, which is calculated quarterly in arrears. The interest rate for the remaining balance of the loans is LIBOR, plus the margin.

On September 30, 2007, the Company’s ratio of indebtedness to total capital was approximately 60.8%.

In the second and third quarter of 2007, the Company issued 4.3 million shares of common stock, at par value of $ 0.01. The net proceeds to the Company totaled $29.4 million. These securities were sold by the Company's sales agent, Deutsche Bank Securities Inc., through a combination of at-the-market sales and negotiated transactions.

Change in Accounting Principle

The Company has historically accounted for drydocking costs that qualified as “Planned Major Maintenance Activities” (“PMMA”) using the deferral method. Beginning with the fourth quarter of 2007 the Company intends to change its accounting policy for PMMA from the deferral method, under which the Company amortized drydocking costs over the estimated period of benefit between drydockings, to the direct expense method, under which the Company will expense all drydocking costs as incurred. The Company believes that the direct expense method is preferable as it eliminates the significant amount of time and subjectivity involved to determine which costs and activities related to drydocking qualify as PMMA under the deferral method.

The Company will reflect this change as a change in accounting principle from an accepted accounting principle to a preferable accounting principle in accordance with Statement of Financial Accounting Standards No. 154, Accounting Changes and Error Corrections. The new accounting principle will be presented retrospectively to all periods presented in future earnings releases and filings. When the accounting principle is retrospectively applied, net income for the year ended December 31, 2006 and the nine month period ended September 30, 2007 will decrease by approximately $26.1 million and $0.07 million, or $0.86 per share and $0.01 per share, respectively.

Conference Call and Webcast

TOP Tankers’ management team will host a conference call to review the results and discuss other corporate news and its outlook on Thursday, November 8, 2007, at 11:00 AM EST.

Those interested in listening to the live webcast may do so by going to the Company's website at http://www.toptankers.com, or by going to http://www.investorcalendar.com.

The telephonic replay of the conference call will be available by dialing 877 660-6853 (from the US and Canada) or +1 201 612 7415 (from outside the US and Canada) and by entering account number 286 and conference ID number 261403. An online archive will also be available immediately following the call at the sites noted above. Both are available for one week, through November 15, 2007.

About TOP Tankers Inc

TOP Tankers Inc is an international provider of worldwide seaborne crude oil and petroleum products transportation services. The Company operates a fleet of 20 tankers, consisting of 12 double-hull Suezmax tankers and 8 double-hull Handymax tankers, with a total carrying capacity of approximately 2.2 million dwt, of which 87% are sister ships, and six drybulk vessels of approximately 0.4 million dwt. Thirteen of the Company's 20 tankers will be on time charter contracts with an average term of over three years with all but four of the time charters including profit sharing agreements. Three drybulk vessels have period charter contracts for an average period of 18 months.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward- looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" "pending" and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, failure of a seller to deliver one or more vessels or of a buyer to accept delivery of one or more vessels, inability to procure acquisition financing, default by one or more charterers of our ships, changes in the demand for crude oil and petroleum products, changes in demand for dry bulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

TABLES FOLLOW

TOP TANKERS INC.

CONSOLIDATED CONDENSED STATEMENTS OF INCOME
(Expressed in thousands of U.S. Dollars - except for share and per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2006	2007	2006	2007
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
REVENUES:

Voyage revenues	$70,646	$51,193	$242,249	$200,470

EXPENSES:

Voyage expenses	12,314	14,841	42,374	44,485
Charter hire expense	29,847	19,727	66,454	76,083
Amortization of deferred gain on sale and leaseback of vessels	(2,433)	(9,609)	(5,677)	(14,250)
Other vessel operating expenses	17,235	17,062	49,184	48,792
Depreciation and amortization	10,206	15,286	37,651	34,059
General and administrative expenses	5,936	5,641	18,128	16,425
Foreign currency (gains) / losses, net	26	(59)	290	(27)
Gain on sale of vessel	-	-	-	(1,961)

Operating income (loss)	(2,485)	(11,696)	33,845	(3,136)

OTHER INCOME (EXPENSES):

Interest and finance costs	(9,801)	(7,349)	(24,089)	(10,834)
Interest income	989	681	2,119	2,347
Other, net	(97)	(9)	54	(14)

Total other expenses, net	(8,909)	(6,677)	(21,916)	(8,501)

Net Income (loss)	$(11,394)	$(18,373)	$11,929	$(11,637)

Earnings (loss) per share, basic and diluted	$(0.35)	$(0.50)	$0.37	$(0.34)

Weighted average common shares outstanding, basic	32,163,137	36,668,436	29,964,597	33,841,655

Weighted average common shares outstanding, diluted	32,163,137	36,668,436	29,996,339	33,841,655

TOP TANKERS INC.

CONSOLIDATED CONDENSED BALANCE SHEETS
(Expressed in thousands of U.S. Dollars - except for share and per share data)

	December 31,	September 30,
	2006	2007
ASSETS	(Unaudited)	(Unaudited)

CURRENT ASSETS:

Cash and cash equivalents	$29,992	$15,834
Other current assets	42,807	28,935

Total current assets	72,799	44,769

ADVANCES FOR VESSELS ACQUISITIONS / UNDER CONSTRUCTION	28,683	81,701
VESSELS, NET	306,418	409,261
OTHER NON-CURRENT ASSETS	64,835	63,912
RESTRICTED CASH	50,000	25,000

Total assets	$522,735	$624,643

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:

Current portion of long-term debt	$16,588	$40,190
Other current liabilities	24,021	29,130

Total current liabilities	40,609	69,320

INTEREST RATE SWAPS	3,384	2,520

LONG-TERM DEBT, net of current portion	201,464	294,941

DEFERRED GAIN ON SALE AND LEASEBACK OF VESSELS	79,423	41,628

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY	197,855	216,234

Total liabilities and stockholders' equity	$522,735	$624,643

TOP TANKERS INC.

CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS
(Expressed in thousands of U.S. Dollars)

	Nine Months Ended
	September 30,
	2006	2007
	(Unaudited)	(Unaudited)
Cash Flows from (used in) Operating Activities:

Net income (loss)	$11,929	$(11,637)
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	42,142	35,024
Stock-based compensation	3,427	616
Change in fair value of interest rate swaps	2,996	(864)
Amortization of deferred gain on sale and leaseback of vessels	(5,677)	(14,250)
Loss on sale of other fixed assets	-	69
Gain on sale of vessel	-	(1,961)
Payments for dry-docking	(21,188)	(20,146)
Change in operating assets and liabilities	11,075	18,981

Net Cash from Operating Activities	44,704	5,832

Cash Flows from (used in) Investing Activities:

Advances for vessels acquisitions / under construction	-	(53,018)
Vessel acquisitions and improvements	-	(187,360)
Net proceeds from sale of vessels	474,616	51,975
Increase in restricted cash	(36,500)	-
Decrease in restricted cash	-	25,000
Net proceeds from sale of other fixed assets	-	72
Other	(777)	(2,623)

Net Cash from (used in) Investing Activities	437,339	(165,954)

Cash Flows from (used in) Financing Activities:

Proceeds from long-term debt	-	157,500
Payments of long-term debt	(270,268)	(38,907)
Issuance of common stock	26,916	29,400
Payment of financing costs	(63)	(2,029)
Dividends paid	(217,466)	-

Net Cash from (used in) Financing Activities	(460,881)	145,964

Net increase (decrease) in cash and cash equivalents	21,162	(14,158)

Cash and cash equivalents at beginning of period	17,462	29,992

Cash and cash equivalents at end of period	$38,624	$15,834

SUPPLEMENTAL CASH FLOW INFORMATION

Interest paid	$15,975	$9,428

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOP TANKERS INC.
(registrant)

Dated:  November 13, 2007                                                                 By:  /s/ Evangelos J. Pistiolis
                                                                 Evangelos J. Pistiolis
                                                             Chief Executive Officer

SK 23116 0001 828379